Exhibit 99.1

Update: Stock option exchange info coming soon

Employee Communications
August 11, 2009

This story is also available in Bahasa Malay, Hebrew, Mandarin, Russian, and Spanish.

Remember? It was a major buzz at Intel four months ago—the unexpected news touched all of us worldwide. We were being given a chance to do something about those underwater stock options. In May stockholders gave their approval and it’s now August. So, what’s the status of the Employee Stock Option Exchange Program?

The answer—the program is coming soon. We know that you are eagerly awaiting more information, but the company is finalizing some of the major aspects of the program. During this quarter you can expect to hear more, such as the exchange window timeline.

The program complexity requires extra care and a high level of internal scrutiny before we are ready to release the program details. We don’t want to cause confusion by sharing information that we might later need to revise. Also be aware that this program, which is unlike any other we’ve done before, is heavily regulated by the U.S. Securities and Exchange Commission.

Intel stock has been upward bound

No doubt you’re pleased that Intel’s stock price has moved upward lately, but also probably wondering how this positive trend affects the status of the exchange program. As the stock price rises, certain stock options become ineligible for exchange.

However, the stock price would have to rise dramatically before the exchange program begins for Intel to reconsider whether the exchange program is a benefit to employees. At present, the plan is to move forward with the program because the majority of options remain underwater.

You can do a grant-by-grant exchange

One feature of the program will significantly increase your flexibility. Instead of having to make an all-or-none decision, you’ll be able to choose which of your eligible options to exchange, grant by grant. So, you will need to make a decision for each and every one of your eligible grants.

Get ready

The exchange is voluntary, so you’ll want to take a look at your own personal financial picture, and decide what’s best for you. See sidebar box for key points about the exchange.

Important legal information

The employee stock option exchange program has not commenced. Intel will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it will contain important information. Intel stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

[Sidebar]

STORY HIGHLIGHTS

•	Employee Stock Option Exchange is coming soon.
•	You can exchange your eligible options for fewer options at a lower grant price.
•	Review your own financial picture to get ready for the exchange.

Key points about the exchange

•	At the time the program is implemented, and in countries where tax and legal requirements allow, eligibility is intended to include all active employees who hold eligible underwater stock options.
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You’ll be able to exchange your eligible underwater options for fewer options at a lower grant price. Think of it as a reset opportunity. Your new grant will have a four year vesting schedule and seven year expiration—same as current stock option grants.

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Exchange ratios indicate the number of current options to be exchanged for one new option. The exchange ratio determines the size of the new grant. Preliminary exchange ratios will be set and announced this quarter. The final exchange ratios will be announced before the exchange window closes.

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You will be able to exchange underwater stock options that were granted more than a year before the exchange window opens, and that have a grant price that is above the adjusted 52-week high stock price.

•	The exchange program does not apply to the Restricted Stock Units (RSUs) that many employees have been receiving since 2006. RSUs have value at any stock price, therefore they cannot go underwater.

Related links

•	Five-minute video: Intel’s Stock Programs in Simple Terms. Bahasa Malay. English. Hebrew. Russian. Spanish.
•	Circuit News: Employee stock option plan is a ‘go’
•	Your UBS stock account

Translations available

This story is available in the following languages

•	Bahasa Malay
•	Hebrew
•	Mandarin
•	Russian
•	Spanish